Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

March 26, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:	Matthews International Funds—File No. 333-253301

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Ashley Vroman-Lee of the staff of the Securities and Exchange Commission (the “Staff”) on March 9, 2021 with respect to the Registration Statement on Form N-14 (the “Registration Statement”) filed on February 19, 2021, relating to the reorganization of the Matthews Emerging Asia Fund into the Matthews Asia Small Companies Fund, each such fund an existing series of the Registrant.

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms have the same meanings ascribed to them in the Registration Statement unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure in the responses is shown by italicized text.

Questions and Answers

1.	Comment: On page 6 of the Registration Statement, please disclose who pays for the repositioning costs of the Target Fund’s portfolio, and what that means for shareholders.

Securities and Exchange Commission

March 26, 2021

Response: Comment accepted. The Registrant has revised that disclosure as follows on what is now page iii of the Registration Statement:

Q:	Who will pay for the Reorganization?

A:

Matthews or its affiliates will pay the expenses incurred in connection with the preparation of the Combined Prospectus/Information Statement, including all direct and indirect expenses and out-of-pocket costs other than any transaction costs relating to the sale of the Target Fund’s portfolio securities prior to or after the closing of the Reorganization. Matthews has estimated that the brokerage commission and other portfolio transaction costs relating to the sale of the Target Fund’s portfolio prior to the Reorganization will be approximately $220,000 or, based on shares outstanding as of February 28, 2021, $0.02 per share. These costs will be borne by the Target Fund and indirectly by the Target Fund’s shareholders (including Target Fund shareholders who receive shares of the Acquiring Fund in the Reorganization). Please refer to “Information About the Reorganization – Expenses of the Reorganization” for additional information about the expenses associated with the Reorganization.

Comparison of the Target Fund and the Acquiring Fund

2.

Comment: On page 5 of the main combined information statement/prospectus, please remove the brackets and refer only to the Acquiring Fund after the name change. Information about the Acquiring Fund before the name change should be omitted or placed in a footnote.

Response: Comment accepted. The Registrant has revised that section accordingly.

Fee Table

3.	Comment: Please provide the pro forma fees to the SEC staff as soon as possible.

Response: Comment accepted. The revised column showing pro forma fees is excerpted and provided below and will be reflected in a pre-effective amendment:

	Pro Forma Combined Fund
	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Service (12b-1) Fees	None	None
Other Expenses	0.53%	0.62%
Total Annual Fund Operating Expenses	1.53%	1.62%
Fee Waiver and Expense Reimbursement	(0.38)%[1]	(0.27)%[2]
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.15%	1.35%

Securities and Exchange Commission

March 26, 2021

Reasons for the Reorganization

4.	Comment: On page A-2 of the Registration Statement, please also disclose and discuss the adverse effects of the Reorganization, not just the favorable ones.

Response: Comment accepted. The Registrant has revised that disclosure to include the following factors considered by the Board in approving the Reorganization:

The Board also considered factors that may not weigh in favor the Reorganization, which include, but are not limited to, the following:

•

The fact that brokerage commissions and other portfolio transaction costs associated with the disposition of certain of the holdings of the Target Fund in preparation for the Reorganization will be borne by the Target Fund and indirectly by shareholders of the Target Fund.

•

The fact that certain of the Combined Fund’s expenses will be higher than for the Acquiring Fund. The Board noted, however, that the total operating expenses of the Combined Fund after giving effect to the lower expense cap (as described above) are estimated to be 5 basis points lower for the Institutional Class and 4 basis points lower for the Investor Class, as compared to the corresponding classes of the Acquiring Fund.

•

The possibility that the Reorganization may result in some benefits and economies of scale for Matthews, which may include, for example, a reduction in the level of operational expenses incurred for administrative, compliance and portfolio management services as a result of the elimination of the Target Fund as a separate series of the Trust. The Board also considered that Matthews was subject to certain conflicts of interest in recommending the Reorganization. The Board noted and considered that the Reorganization would relieve Matthews of the obligation to continue to subsidize the Target Fund, while retaining the assets by combining them with the Acquiring Fund.

Expenses of the Reorganization

5.	Comment: On page A-6, please specify the “other” expenses referenced and the repositioning expenses such as brokerage costs and capital gains.

Securities and Exchange Commission

March 26, 2021

Response: Comment accepted. The Registrant has revised that disclosure to state as follows:

Matthews has estimated that approximately 40% of the Target Fund’s holdings will be sold in connection with the Reorganization. As of February 28, 2021, the brokerage commission and other transaction costs associated with these pre-Reorganization sales of the Target Fund’s portfolio securities are estimated to be approximately $300,000 or, based on shares outstanding as of February 28, 2021, $0.02 per share. Although these sales are expected to generate capital gains for U.S. income tax purposes, the Target Fund currently has sufficient capital loss carryforwards to offset those gains. As a result, there will be no capital gains for U.S. income tax purposes to be allocated or distributed to shareholders. The Target Fund will not pay any expenses of shareholders arising out of or in connection with the Reorganization, except for the estimated broker commissions listed above.

All other expenses of each of the Funds shall be paid by the applicable Fund. Such other expenses include, without limitation, brokerage commission and other transaction costs mentioned above, potential acceleration of foreign taxes on capital gains and any transfer taxes for foreign securities incurred in connection with the Reorganization.

Capitalization Table

6.	Comment: Please provide the completed capitalization table as soon as possible.

Response: Comment accepted. The updated capitalization table is excerpted and provided below and will be reflected in a pre-effective amendment.

The following tables set forth as of February 28, 2021: (i) the unaudited capitalization of the Target Fund, (ii) the unaudited capitalization of the Acquiring Fund, and (iii) the unaudited pro forma combined capitalization of the Combined Fund. The capitalizations are likely to be different when the Reorganization is scheduled to be completed as a result of daily share purchase and redemption activity.

Target Fund (Matthews Emerging Asia Fund)

	Institutional Class	Investor Class
Net Assets:	$88,913,329	$55,195,277
Shares Outstanding:	7,489,757	4,676,486
Net Assets Per Share:	$11.87	$11.80

Securities and Exchange Commission

March 26, 2021

Acquiring Fund (Matthews Asia Small Companies Fund)

	Institutional Class	Investor Class
Net Assets:	$120,913,635	$113,241,746
Shares Outstanding:	4,462,038	4,170,606
Net Assets Per Share:	$27.10	$27.15

Target Fund into Acquiring Fund

Pro Forma Combined Fund

	Institutional Class	Investor Class
Net Assets:	$209,826,964	$168,437,022
Shares Outstanding:	7,743,179	6,203,206
Net Assets Per Share:	$27.10	$27.15

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC